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                          December 3, 2020

       Thomas F. Isett
       Chairman and Chief Executive Officer
       iBio, Inc.
       8800 HSC Parkway
       Bryan, Texas 77807-1107

                                                        Re: iBio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 25,
2020
                                                            File No. 333-250973

       Dear Mr. Isett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Leslie Marlow, Esq.